UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 10 February, 2010

ASX & MEDIA RELEASE
10 FEBRUARY, 2010

MARSHALL EDWARDS, INC.’S ACTION INTENDED TO REGAIN COMPLIANCE WITH NASDAQ SHARE PRICE RULE, BENEFIT SHAREHOLDERS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has just made the following announcement.

NEW CANAAN CT – February 9, 2010 – Marshall Edwards, Inc. (NASDAQ: MSHL), a specialist oncology company focusing on the clinical development of novel anti-cancer therapeutics, announced that its Board of Directors has approved a reverse stock split of the company’s common stock.  The Board’s decision is intended to ensure that Marshall Edwards is in full compliance with Nasdaq’s listing rules.  The reverse stock split is subject to stockholder approval.

As previously announced, Marshall Edwards has until March 15, 2010, six months after it was notified by Nasdaq that it was no longer in compliance with Nasdaq’s share price listing standard, to regain compliance with such standard.   Per Nasdaq rules, Marshall Edwards will be in compliance with the share price listing rule if at any time during the six month cure period it has at least a $1.00 share price and has maintained at least a $1.00 average closing share price over 10 consecutive trading days.  Prior to that that time, Marshall Edwards’ common stock continues to be listed on Nasdaq and trades as usual.  Marshall Edwards is in compliance with all other Nasdaq listing rules.

Marshall Edwards said it believes a reverse stock split would also benefit stockholders because a higher price will make Marshall Edwards common stock more attractive to a broader range of institutional and other investors.

Once stockholders approve the split, Marshall Edwards’ Board intends to complete the reverse stock split ratio of 1-for-10 so that 10 shares of issued and outstanding common stock will convert into one share of common stock.  The price of each common share would increase by the same ratio so that a stockholder would have fewer but higher priced shares, keeping the total investment the same when the market opens on the date a split becomes effective.  A reverse stock split would not have any impact on the voting and other rights of stockholders.  Marshall Edwards said a reverse stock split will have no impact on its business operations.

Marshall Edwards plans to hold a special meeting of stockholders and complete the reverse stock split in March, 2010.  The time, date, location and other details regarding the special meeting will be communicated to stockholders at a later date via proxy material which will be filed with, and subject to the review by the Securities and Exchange Commission (SEC).  Marshall Edwards’ Board has preliminarily set February 24, 2010 as the record date for stockholders entitled to receive a proxy statement and vote at the special meeting.

Marshall Edwards encourages stockholders to read the proxy statement relating to the special meeting when it becomes available because it will contain important information.  Stockholders may obtain a free copy of the proxy statement and other documents (when available) that Marshall Edwards files with the SEC at the SEC’s website at _www.sec.gov.  When filed, the proxy statement and these other documents may also be obtained for free from Marshall Edwards by directing a request to Marshall Edwards, Inc., 140 Wicks Road, North Ryde, New South Wales 2113, Australia, Attention: Company Secretary.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterised by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumour cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards has licensed rights from Novogen Limited (ASX: NRT NASDAQ: NVGN) to bring four oncology drugs - phenoxodiol, triphendiol, NV-143 and NV-128 - to market globally.

Marshall Edwards is majority owned by Novogen Limited, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.